Filed by Duke Energy Corporation
                          Pursuant to Rule 425 under the Securities Act of 1933
                                       And Deemed Filed Pursuant to Rule 14a-12
                                      Under the Securities Exchange Act of 1934

                                     Subject Company: Duke Energy Holding Corp.
                                                 Commission File No. 333-126318

Cinergy Merger: Aug. 5 Q&A for Duke Energy Employees

What is the biggest merger obstacle? Is it the fact that Duke Energy is not joining an RTO?

We don't see any major obstacles. The combination of Cinergy with Duke Energy will yield benefits for our shareholders, our customers and the energy markets as a whole. We believe this merger clearly meets the standards for determining whether a merger is consistent with the public interest at both the state and federal level.

When and how could the City of Cincinnati intervene in the merger?

No approval is required from the City, but it has the right to intervene at the state and federal level. Greg Ficke, President of CG&E, has met with the City administration about the merger and those conversations will continue.

Following shareholder approval of the merger this fall, will the integration process speed up, including the 1,500 workforce reductions?

Integration planning is meant to be a thorough process spanning several months and we still believe the merger will close sometime in the first half of 2006. Shareholder approval is one of several steps needed prior to closing. There are also a number of regulatory reviews and approvals that are needed.

Does the merger agreement preclude the companies from selling or acquiring assets?

The companies will continue normal business operations during the transition, including acquiring assets, as Cinergy did with the Wheatland power plant following the merger. It's the same for divesting of assets, as outlined in the merger agreement.

Will New Source Review lawsuits have any impact on completing the merger?

Both companies are involved in litigation under New Source Review, and the cases are proceeding. The litigation was reviewed in the due diligence process prior to the merger announcement and is not expected to have an impact on completing the merger.

Duke changed the terms served by its board of directors from three years to one year. Will that continue following the merger?

Yes, the merger agreement calls for the new Duke Energy board of directors to be elected annually.

Is the Duke workforce comparable to Cinergy in diversity?

Yes. Duke Energy's workforce demographics are similar to Cinergy with some differences; Duke Energy has approximately 3,100 Canadian and 900 South American employees.

Maintaining a diverse and inclusive environment is called out in Duke Energy's charter and is put into practice through the work of Duke Energy's Diversity Council, which is sponsored by the Chief Operating Officer and Chief Development Officer. Duke Energy's Diversity and Employee Development organization reports to the Chief Development Officer and is responsible for helping the organization implement initiatives directed by the Diversity Council.

Duke Energy's workforce challenges are similar to other companies and are related, in part, to an increasingly higher percentage of "baby boomers" becoming eligible to retire. With that in mind, Duke Energy's leadership team is focused on succession planning and talent development.

How deep in the organization will the Transition Team go for employees to serve on integration teams?

A process is being developed by the Integration Team that will consider many factors in staffing the teams. For additional information about that team, see the companies' announcement on Aug. 1.

Duke seems to have a good job in deploying mobile computing; putting SmallWorld and MapFrame in the field for their crews. Will the Cinergy operations be getting that as a result of the merger?

That's a good example of a best practice using technology that may become part of the entire combined company. Such considerations and deployments will be part of the integration process.

Is it true that the DENA assets (Midwest power plants) will be put in CG&E's rate base?

The merger agreement provides that Duke and Cinergy will use their reasonable best efforts to transfer certain DENA assets from Duke to CG&E. This transfer will require regulatory approval by the FERC and the SEC under PUHCA*, and there can be no guarantee that such approval will be obtained or will be obtained on terms or with conditions acceptable to the companies. Since Ohio has gone through electric restructuring, the rate base associated with CG&E's generation has been eliminated and our Ohio generation is now unregulated. Consequently, the DENA assets, if transferred to CG&E, would remain in the nonregulated portfolio.

*NOTE: The U.S. Energy Policy Act of 2005, passed by Congress on July 29, repeals the Public Utility Holding Company Act (PUHCA). The repeal will be effective six months after the bill is signed into law. The President is expected to sign it on Aug. 8.

I recently saw a cable TV ad running in the Charlotte area on Cinergy Health. It is related to Cincinnati-based Cinergy?

The two companies are not related. Cinergy Health, Inc., based in Miami, provides non-insurance, health care savings programs.

What are the jurisdictions in which Cinergy does business - both regulated and unregulated? Cinergy's regulated service area spans 25,000 square miles and includes all or portions of 69 counties in Indiana, all or portions of ten Southwestern Ohio counties, including the City of Cincinnati and suburbs, and all or portions of six Northern Kentucky counties. Cinergy's unregulated operations include commercial power operations with headquarters in Cincinnati, commercial gas operations headquartered in Houston and Cinergy Solutions, the company's on-site energy solutions and utility services subsidiary with customers in 28 U.S. states and Canada.

The Sec. 203 application filed with the FERC states that as part of the merger Duke will transfer to Cinergy either DENA's facilities in the Midwest or all of DENA. The application goes on to say that it is more likely that DENA will be entirely transferred to Cinergy. Does this mean that management of all of DENA's generation assets and trading/marketing operations will be moved to Cincinnati?

While there is discussion in the filing about the transfer of DENA's Midwest assets to Cinergy, this is about the structuring of certain legal entities upon closing of the transaction. Once this is completed, we can then have a platform from which we can determine operational efficiencies and synergies which are at the heart of this agreement. As far as where the management of these assets would be located, as well as the location of trading and marketing operations, that has not yet been decided.

When will pension and benefit issues be decided?

All benefits and benefits issues will be addressed during the integration process.

                                     * * *

                           Forward-Looking Statements

         This document includes statements that do not directly or exclusively relate to historical facts. Such statements are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include statements regarding benefits of the proposed mergers and restructuring transactions, integration plans and expected synergies, anticipated future financial operating performance and results, including estimates of growth. These statements are based on the current expectations of management of Duke and Cinergy. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this document. For example, (1) the companies may be unable to obtain shareholder approvals required for the transaction; (2) the companies may be unable to obtain regulatory approvals required for the transaction, or required regulatory approvals may delay the transaction or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the transaction; (3) conditions to the closing of the transaction may not be satisfied; (4) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (5) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (6) the transaction may involve unexpected costs or unexpected liabilities, or the effects of purchase accounting may be different from the companies' expectations; (7) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (8) the businesses of the companies may suffer as a result of uncertainty surrounding the transaction; (9) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (10) the companies may be adversely affected by other economic, business, and/or competitive factors. Additional factors that may affect the future results of Duke and Cinergy are set forth in their respective filings with the Securities and Exchange Commission ("SEC"), which are available at www.duke-energy.com/investors and www.cinergy.com/investors, respectively. Duke and Cinergy undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                  Additional Information and Where to Find It

         In connection with the proposed transaction, a registration statement of Duke Energy Holding Corp. (Registration No. 333-126318), which includes a preliminary joint proxy statement of Duke and Cinergy, and other materials have been filed with the SEC and are publicly available. WE URGE INVESTORS TO READ THE DEFINITIVE JOINT PROXY STATEMENT-PROSPECTUS WHEN IT BECOMES AVAILABLE AND THESE OTHER MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT DUKE, CINERGY, DUKE ENERGY HOLDING CORP., AND THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the joint proxy statement-prospectus as well as other filed documents containing information about Duke and Cinergy at http://www.sec.gov, the SEC's website. Free copies of Duke's SEC filings are also available on Duke's website at www.duke-energy.com/investors, and free copies of Cinergy's SEC filings are also available on Cinergy's website at www.cinergy.com/investors.

                        Participants in the Solicitation

         Duke, Cinergy and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from Duke's or Cinergy's stockholders with respect to the proposed transaction. Information regarding the officers and directors of Duke is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on March 31, 2005. Information regarding the officers and directors of Cinergy is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on March 28, 2005. More detailed information regarding the identity of potential participants, and their direct or indirect interests, by securities, holdings or otherwise, will be set forth in the registration statement and proxy statement and other materials to be filed with the SEC in connection with the proposed transaction.